Huadi International Group Co., Ltd.

March 27, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Anne McConnell

Re:	Huadi International Group Co., Ltd.
Form 20-F for the Fiscal Year ended September 30, 2024 File No. 001-39904

Dear Ms. Cheng and Ms. McConnell:

This letter is being submitted in response to the letter dated February 27, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F for the Fiscal Year ended September 30, 2024 (the “Form 20-F”) submitted by Huadi International Group Co., Ltd. (the “Company”) on January 30, 2025. On the date hereof, the Company has submitted an amendment to the Form 20-F (“20-F/A”). We set forth below in bold the comment in your letter relating to the 20-F followed by our response to the comment.

Form 20-F for the Fiscal Year ended September 30, 2024

Part 1, page 1

1.	It is not clear to us why you removed the specific and prominent disclosures that were previously requested and provided in the forepart of your FY21 Form 20-F/A and FY22 Form 20-F related to legal and operational risks associated with China-based companies. Please revise your filing to prominently disclose the following in an Overview under Part I:

●	Disclose you are not a Chinese operating company but a Cayman Islands holding company that does not conduct operations, that your operations are conducted by your subsidiaries based in China, and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

●	Provide disclosures about the legal and operational risks associated with being based in and having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

●	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, their source, and their tax consequences. Your disclosures should make it clear if no transfers, dividends, or distributions have been made to date by stating that fact. Also, describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

●	Disclose the risks that your corporate structure and being based in or having the majority of operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussions of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Also, describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: In response to the Staff’s comment, the Company has revised the 20-F/A to disclose the legal and operational risks associated with being a China-based company. Specifically, we have included the following disclosures:

●	We have disclosed on page 1 of the 20-F/A that the Company is not a Chinese operating company but a Cayman Islands holding company with no material operations of its own, and that our business is conducted through our subsidiaries based in China, which presents unique risks to investors, with a cross-reference provided to the detailed discussion of risks arising from this structure.

●	We have disclosed on pages 2 and 17-29 of the 20-F/A detailed information regarding the legal and operational risks associated with being based in and having the majority of our operations in China, including the potential for material changes to our operations and/or the value of our ordinary shares, as well as the possibility of limitations or prohibitions on offering securities to investors due to actions by the Chinese government, such as those related to data security or anti-monopoly regulations.

●	We have disclosed on page 3 of the 20-F/A clear description of how cash is transferred through our organization, including quantification of any past transfers of cash or assets between the Cayman holding company and its subsidiaries, any dividends or distributions made to date (with the direction, source, and related tax consequences of such transfers), a statement that no transfers or dividends have been made to U.S. investors to date, and a description of restrictions on foreign exchange, cross-border transfers, and the distribution of earnings.

●	We have disclosed on pages 17-29 of the 20-F/A the significant regulatory, liquidity, and enforcement risks posed to investors by our corporate structure and operations in China, including risks related to China’s legal system, rapidly changing rules and regulations, and the potential for governmental intervention in our operations, with specific cross-references to detailed risk factor discussions.

●	We have disclosed on pages 17, 47, and 48 of the 20-F/A the permissions or approvals required from Chinese authorities to operate our business and offer securities to foreign investors, stated whether we or our subsidiaries are subject to oversight by the CSRC, CAC, or other authorities, confirmed whether we have received all necessary approvals, and discussed the consequences of not receiving or maintaining such permissions or approvals.

2.	We note your risk factor on page 25 regarding the difficulty in enforcing judgements against you. Please revise your filing to include a separate Enforceability section that discloses the difficulty of bringing actions and enforcing judgements against you and your officers and directors given they are located in China.

RESPONSE: In response to the Staff’s comment, we have revised our 20-F/A to include a separate section titled “Enforceability of Civil Liabilities,” disclosed on page 4 of the 20-F/A.

Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Huisen Wang
Huisen Wang, Chief Executive Officer

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